SC 13G
<SEQUENCE>1
<FILENAME>org13g.txt


United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13G


Item 1

(a) Valuevision Media, Inc.
(b) 6740 Shady Oak Road, Minneapolis, MN 55344


Item 2

(a)Westcap Investors, LLC
(b)11111 Santa Monica Boulevard, Suite 820, Los Angeles, CA 90025
(c) Delaware
(d) Common
(e) 92047K107


Item 3

(e)  IA


Item 4

(a) 5695608
(b) 15.84%
(c) i  4986784
   ii  0
   iii 5695608
   iv  0


Item 10

Date 12/5/2003

Signature /s/ Stephen Rack
Title Vice President